Exhibit 99.k(1)

ADMINISTRATION AND ACCOUNTING SERVICES AGREEMENT

THIS AGREEMENT is made as of August 19, 2011 by and between BNY MELLON INVESTMENT SERVICING (US) INC., a Massachusetts corporation (the “Administrator” or “BNY Mellon”), and VERSUS CAPITAL MULTI-MANAGER REAL ESTATE INCOME FUND LLC, a Delaware limited liability company (the “Fund”).  Capitalized terms not otherwise defined shall have the meanings set forth in Appendix A.

BACKGROUND

A.                                   The Fund is registered as a closed-end management investment company under the Investment Company Act of 1940, as amended (the “1940 Act”).

B.                                     The Fund wishes to retain the Administrator to provide administration and accounting services to its investment portfolios listed on Exhibit A attached hereto and made a part hereof, as such Exhibit A may be amended from time to time (each a “Portfolio”, and if no such Portfolios are listed, all references to Portfolios shall be references to the Fund), and the Administrator wishes to furnish such services.

NOW, THEREFORE, in consideration of the premises and the mutual covenants herein contained, and intending to be legally bound hereby the parties hereto agree as follows:

1.                                      Appointment.  The Fund hereby appoints the Administrator to provide administration and accounting services to each of the Portfolios, in accordance with the terms set forth in this Agreement.  The Administrator accepts such appointment and agrees to furnish such services.  The Administrator shall be under no duty to take any action hereunder on behalf of the Fund or any Portfolio except as specifically set forth herein or as may be specifically agreed to by the Administrator and the Fund in a written amendment hereto. The Administrator shall not bear, or otherwise be responsible for, any fees, costs or expenses charged by any third party service providers engaged by the Fund or by any other third party service provider to the Fund.

2.                                      Instructions.

(a)                                  Unless otherwise provided in this Agreement, the Administrator shall act only upon Oral Instructions or Written Instructions.

(b)                                 The Administrator shall be entitled to rely upon any Oral Instruction or Written Instruction it receives from an Authorized Person (or from a person reasonably believed by the Administrator to be an Authorized Person) pursuant to this Agreement.  The Administrator may assume that any Oral Instruction or Written Instruction received hereunder is not in any way inconsistent with the provisions of organizational documents or this Agreement or of any vote, resolution or proceeding of the Fund’s Board of Directors or Trustees or of the Fund’s shareholders, unless and until the Administrator receives Written Instructions to the contrary.

(c)                                  The Fund agrees to forward to the Administrator Written Instructions confirming Oral Instructions (except where such Oral Instructions are given by the Administrator or its affiliates) so that the Administrator receives the Written Instructions by the close of business on the same day that such Oral Instructions are received.  The fact that such confirming Written Instructions are not received by the Administrator or differ from the Oral Instructions shall in no way invalidate the transactions or enforceability of the transactions authorized by the Oral Instructions or the Administrator’s ability to rely upon such Oral Instructions.

3.                                      Right to Receive Advice.

(a)                                  Advice of the Fund.  If the Administrator is in doubt as to any action it should or should not take, the Administrator may request directions or advice, including Oral Instructions or Written Instructions, from the Fund.

(b)                                 Advice of Counsel.  If the Administrator shall be in doubt as to any question of law pertaining to any action it should or should not take, the Administrator may request advice from counsel of its own choosing (who may be counsel for the Fund, the Fund’s investment adviser or the Administrator, at the option of the Administrator).

(c)                                  Conflicting Advice.  In the event of a conflict between directions or advice or Oral Instructions or Written Instructions the Administrator receives from the Fund and the advice the Administrator receives from counsel, the Administrator may rely upon and follow the advice of counsel.

(d)                                 No Obligation to Seek Advice. Nothing in this section shall be construed so as to impose an obligation upon the Administrator (i) to seek such directions or advice or Oral Instructions or Written Instructions, or (ii) to act in accordance with such directions or advice or Oral Instructions or Written Instructions.

4.                                      Records; Visits.

(a)                                  The books and records pertaining to the Fund and the Portfolios which are in the possession or under the control of the Administrator shall be the property of the Fund. The Fund and Authorized Persons shall have access to such books and records at all times during the Administrator’s normal business hours.  Upon the reasonable request of the Fund, copies of any such books and records shall be provided by the Administrator to the Fund or to an Authorized Person, at the Fund’s expense.

(b)                                 The Administrator shall keep the following records:

(i)                                     all books and records with respect to each Portfolio’s books of account;

(ii)                                  records of each Portfolio’s securities transactions; and

(iii)                               all other books and records as the Administrator is required to maintain pursuant to Rule 31a-1 of the 1940 Act in connection with the services provided hereunder.

5.                                      Confidentiality.   Each party shall keep confidential any information relating to the other party’s business (“Confidential Information”).  Confidential Information shall include (a) any data or information that is competitively sensitive material, and not generally known to the public, including, but not limited to, information about product plans, marketing strategies, finances, operations, customer relationships, customer profiles, customer lists, sales estimates, business plans, and internal performance results relating to the past, present or future business activities of the Fund or the Administrator, their respective subsidiaries and affiliated companies; (b) any scientific or technical information, design, process, procedure, formula, or improvement that is commercially valuable and secret in the sense that its confidentiality affords the Fund or the Administrator a competitive advantage over its competitors; (c) all confidential or proprietary concepts, documentation, reports, data, specifications, computer software, source code, object code, flow charts, databases, inventions, know-how, and trade secrets, whether or not patentable or copyrightable; and (d) anything designated as confidential.  Notwithstanding the foregoing, information shall not be Confidential Information and shall not be subject to such confidentiality obligations if it: (a) is already known to the receiving party at the time it is obtained; (b) is or becomes publicly known or available through no wrongful act of the receiving party; (c) is rightfully received from a third party who, to the best of the receiving party’s knowledge, is not under a duty of confidentiality; (d) is released by the protected party to a third party without restriction; (e) is requested or required to be disclosed by the receiving party pursuant to a court order, subpoena, governmental or regulatory agency request or law; (f) is relevant to the defense of any claim or cause of action asserted against the receiving party; (g) is Fund information provided by the Administrator in connection with an independent third party compliance or other review; (h) is necessary or desirable for the Administrator to release such information in connection with the provision of services under this Agreement; or (h) has been or is independently developed or obtained by the receiving party.  The provisions of this Section 5 shall survive termination of this Agreement for a period of five (5) years after such termination.

6.                                      Liaison with Accountants.  The Administrator shall act as liaison with the Fund’s independent public accountants and shall provide account analyses, fiscal year summaries, and other audit-related schedules with respect to each Portfolio.  The Administrator shall take all reasonable action in the performance of its duties under this Agreement to assure that the necessary information is made available to such accountants for the expression of their opinion, as required by the Fund.

7.                                      BNY Mellon System.  The Administrator shall retain title to and ownership of any and all data bases, computer programs, screen formats, report formats, interactive design techniques, derivative works, inventions, discoveries, patentable or copyrightable matters, concepts, expertise, patents, copyrights, trade secrets, and other related legal rights utilized by the Administrator in connection with the services provided by the Administrator to the Fund.

8.                                      Disaster Recovery.  The Administrator shall enter into and shall maintain in effect with appropriate parties one or more agreements making reasonable provisions for emergency use of electronic data processing equipment to the extent appropriate equipment is available.  In the event of equipment failures, the Administrator shall, at no additional expense to the Fund, take reasonable steps to minimize service interruptions.  The Administrator shall have no liability with respect to the loss of data or service interruptions caused by equipment failure, provided such loss or interruption is not caused by the Administrator’s own intentional misconduct, bad faith or gross negligence with respect to its duties under this Agreement.

9.                                      Compensation.

(a)                                  As compensation for services rendered by the Administrator during the term of this Agreement, the Fund will pay to the Administrator the fees as agreed to by the Fund and the Administrator in that certain fee letter dated August 19, 2011, as may be amended from time to time.

(b)                                 The undersigned hereby represents and warrants to the Administrator that (i) the terms of this Agreement, (ii) the fees and expenses associated with this Agreement, and (iii) any benefits accruing to the Administrator or to the adviser or sponsor to the Fund in connection with this Agreement, including but not limited to any fee waivers, conversion cost reimbursements, up front payments, signing payments or periodic payments made or to be made by the Administrator to such adviser or sponsor or any affiliate of the Fund relating to this Agreement have been fully disclosed to the Board of Directors or Trustees of the Fund and that, if required by applicable law, such Board of Directors or Trustees has approved or will approve the terms of this Agreement, any such fees and expenses, and any such benefits.

(c)                                  Notwithstanding the limitation of liability provisions of this Agreement or the termination of this Agreement, the Fund shall remain responsible for paying to the Administrator the fees set forth in the applicable fee letter.

10.                               Standard of Care/Limitation of Liability.

(a)                                  Subject to the terms of this Section 10, the Administrator shall be liable to the Fund (or any person or entity claiming through the Fund) for damages only to the extent caused by the Administrator’s own intentional misconduct, bad faith or gross negligence with respect to its duties under this Agreement (“Standard of Care”).

(b)                                 The Administrator’s liability to the Fund and any person or entity claiming through the Fund for any loss, claim, suit, controversy, breach or damage of any nature whatsoever (including but not limited to those arising out of or related to this Agreement) and regardless of the form of action or legal theory (“Loss”) shall not exceed the fees received by the Administrator for services provided hereunder during the twenty four (24) months immediately prior to the date of such Loss.  For purposes of clarification, in the event a Loss occurs prior to the end of 24 months subsequent to the date of this Agreement, this amount shall be calculated on a pro forma basis based upon the fees actually paid to the Administrator pursuant to this Agreement prior to the date of Loss.

(c)                                  Neither party to this Agreement nor its affiliates shall be liable for damages (including without limitation damages caused by delays, failure, errors, interruption or loss of data) occurring directly or indirectly by reason of circumstances beyond its reasonable control, including without limitation acts of God; action or inaction of civil or military authority; national emergencies; public enemy; war; terrorism; riot; fire; flood; catastrophe; sabotage; epidemics; labor disputes; civil commotion; interruption, loss or malfunction of utilities, transportation, computer or communications capabilities; insurrection; elements of nature; non-performance by a third party; failure of the mails; or functions or malfunctions of the internet, firewalls, encryption systems or security devices caused by any of the above (all and any of the foregoing being an “Event Beyond Reasonable Control”).  Upon the occurrence of an Event Beyond Reasonable Control, the affected Party shall be excused from any non-performance caused by the Event Beyond Reasonable Control for so long as the Event Beyond Reasonable Control or damages caused by it prevail and such party continues to use commercially reasonable efforts to attempt to perform the obligation so impacted.

(d)                                 The Administrator shall not be under any duty or obligation to inquire into and shall not be liable for the validity or invalidity, authority or lack thereof, or truthfulness or accuracy or lack thereof, of any instruction, direction, notice, instrument or other information which the Administrator reasonably believes to be genuine.  The Administrator shall not be liable for any damages that are caused by actions or omissions taken by the Administrator in accordance with Written Instructions or advice of counsel.  The Administrator shall not be liable for any damages arising out of any action or omission to act by any prior service provider of the Fund or for any failure to discover any such error or omission.

(e)                                  Neither party to this Agreement nor its affiliates shall be liable for any consequential, incidental, exemplary, punitive, special or indirect damages, whether or not the likelihood of such damages was known by such party or its affiliates.

(f)                                    Neither party to this Agreement nor its affiliates may assert a cause of action against the other party to this Agreement or any of its affiliates that allegedly occurred more than 12 months immediately prior to the filing of the suit (or, if applicable, commencement of arbitration proceedings) alleging such cause of action.

(g)                                 Each party shall have a duty to mitigate damages for which the other party may become responsible.

(h)                                 This Section 10 shall survive termination of this Agreement.

11.                               Indemnification.

(a)                                  Absent the Administrator’s failure to meet its Standard of Care (defined in Section 10 above), the Fund agrees to indemnify, defend and hold harmless the Administrator and its affiliates and their respective directors, trustees, officers, agents and employees from all claims, suits, actions, damages, losses, liabilities, obligations, costs and reasonable expenses

(including attorneys’ fees and court costs, travel costs and other reasonable out-of-pocket costs related to dispute resolution) (“Section 11 Losses”) arising directly or indirectly from: (a) any action or omission to act by any prior service provider of the Fund; and (b) any action taken or omitted to be taken by the Administrator in connection with the provision of services to the Fund.   This Section 11(a) shall survive termination of this Agreement.

(b)                                 The Administrator agrees to indemnify the Fund, defend and hold the Fund harmless from and against any and all Section 11 Losses sustained or incurred by or asserted against the Fund by reason of or as a result of any action or inaction, arising out of the Administrator’s breach of its standard of care hereunder; provided however, that the Administrator shall not indemnify the Fund for those Section 11 Losses arising out of the Fund’s own negligence or willful misconduct.  This Section 11(b) shall survive termination of this Agreement.

12.                               Description of Accounting Services on a Continuous Basis.  The Administrator will perform the following accounting services with respect to each Portfolio:

(i)                                     Journalize investment, capital share and income and expense activities;

(ii)                                  Verify investment buy/sell trade tickets when received from the investment adviser for a Portfolio (the “Adviser”);

(iii)                               Maintain individual ledgers for investment securities;

(iv)                              Maintain historical tax lots for each security;

(v)                                 Reconcile cash and investment balances of the Fund with the Custodian, and provide the Adviser with the beginning cash balance available for investment purposes;

(vi)                              Update the cash availability throughout the day as required by the Adviser;

(vii)                           Post to and prepare the Statement of Assets and Liabilities and the Statement of Operations;

(viii)                        Calculate various contractual expenses (e.g., advisory and custody fees);

(ix)                                Monitor the expense accruals and notify an officer of the Fund of any proposed adjustments;

(x)                                   Control all disbursements and authorize such disbursements upon Written Instructions;

(xi)                                Calculate capital gains and losses;

(xii)                           Determine net income;

(xiii)                        Obtain security market quotes and currency exchange rates from independent pricing sources approved by the Adviser, of if such quotes or rates are unavailable, then obtain the same from the Adviser, and in either case calculate the market value of the Fund’s investments in accordance with the Fund’s valuation policies or guidelines; provided, however, that BNY Mellon shall not under any circumstances be under a duty to independently price or value any of the Fund’s investments itself or to confirm or validate any information or valuation provided by the Adviser or any other pricing source, nor shall BNY Mellon have any liability relating to inaccuracies or otherwise with respect to such information or valuations;

(xiv)                       Transmit or make available a copy of the daily portfolio valuation to the Adviser;

(xv)                          Compute net asset value; and

(xvi)                       As appropriate, compute yields, total return, expense ratios, portfolio turnover rate, and, if required, portfolio average dollar-weighted maturity.

13.                               Description of Administration Services on a Continuous Basis.  The Administrator will perform the following administration services with respect to each Portfolio:

(i)                                     Prepare quarterly broker security transactions summaries;

(ii)                                  Prepare monthly security transaction listings;

(iii)                               Supply various normal and customary Portfolio and Fund statistical data as requested on an ongoing basis;

(iv)                              Prepare for execution and filing the Fund’s Federal and state tax returns;

(v)                                 Monitor each Portfolio’s status as a regulated investment company under Sub-chapter M of the Internal Revenue Code of 1986, as amended;

(vi)                              Prepare the Fund’s financial statements for its annual and semi-annual shareholder reports, and prepare and coordinate the filing of Forms N-CSR, N-Q and N-PX (with the Fund providing the voting records in the format required by the Administrator);

(vii)                           Prepare and coordinate the filing of annual Post-Effective Amendments to the Fund’s Registration Statement (not including the creation of a series or class); prepare and file (or coordinate the filing of) (i) semi-annual reports on Form N-SAR and (ii) Notices pursuant to Rule 24f-2;

(viii)                      Administratively assist in obtaining the fidelity bond and directors’ and officers’/errors and omissions insurance policies for the Fund;

(ix)                              Draft agendas (with final selection of agenda items being made by Fund counsel) and resolutions for quarterly board meetings;

(x)                                 Coordinate the assembly and mailing of board materials for quarterly board meetings;

(xi)                              Attend quarterly board meetings and draft minutes thereof;

(xii)                           Provide compliance policies and procedures related to services provided by the Administrator and, if mutually agreed, certain Administrator affiliates, summary procedures thereof and periodic certification letters with respect thereto; and

(xiii)                        Maintain a regulatory calendar for the Fund listing various SEC filing and board approval deadlines.

All regulatory services are subject to the review and approval of Fund counsel.

14.                               Data Repository and Analytics Suite.  The Administrator shall provide to the Fund the Administrator’s data repository and analytics suite services as set forth on Appendix B attached hereto and made a part hereof, as such Appendix B may be amended from time to time.  Persons who are Fund “Authorized Persons” and may access the data repository and analytics suite shall be set forth in writing by the Fund and provided on a timely basis to the Administrator, and may be amended from time to time in the same manner.

15.                               Uncertain Tax Positions Services.

(a)                                  The Administrator shall provide the following services (the “Services”) to the Fund with respect to the Fund’s Tax Positions (as defined below) for each Review Period (as defined below):

(i)                                    Documentation of all material tax positions taken by the Fund with respect to the following fiscal years and identified to the Administrator (“Tax Positions”): the Fund’s fiscal years ended                                   ,                                    and                               and each fiscal year of the Fund thereafter (each such fiscal year being a “Review Period”);

(ii)                                 Review of the Fund’s: (A) tax provision workpapers, (B) excise tax distribution workpapers, (C) income and excise tax returns, (D) tax policies and procedures and (E) Subchapter M compliance workpapers;

(iii)                              Determination as to whether the Tax Positions have been consistently applied and documentation of any inconsistencies;

(iv)                              Review of relevant statutory authorities;

(v)                                 Review of any tax opinions and legal memoranda prepared by tax counsel or tax auditors to the Fund;

(vi)                              Review of standard mutual fund industry practices, to the extent such practices are known to or may reasonably be determined by the Administrator; and

(vii)                           Delivery of a written report to the Fund with respect to the above.

(b)                                 The following are expressly excluded from the Services: (i)  assessment of risk of any challenge by the Internal Revenue Service or other taxing authority against any Tax Position (including, without limitation, whether it is “more likely than not” such Tax Position would be sustained); (ii) calculation of any tax benefit measurement, in whole or in part, that may be required if any “more likely than not” threshold has not been met; and (iii) any tax opinion or tax advice.  Additionally, none of the Services shall be deemed to be or constitute a tax opinion or tax advice.

(c)                                  The Fund shall provide such information and documentation as the Administrator may reasonably request in connection with the Services.  The Fund’s independent public accountants shall cooperate with the Administrator and make such information available to the Administrator as the Administrator may reasonably request.

(d)                                 Notwithstanding anything to the contrary in this Agreement and without limiting any rights, protections or limitations of liability otherwise provided to the Administrator pursuant to this Agreement, (i) the Administrator is authorized and permitted to release such information as is necessary or desirable to be released in connection with the provision of any of the Services, (ii) management of the Fund is responsible for complying with all uncertain tax positions reporting obligations relating to the Fund and the Administrator shall have no liability to the Fund or any other entity or governmental authority with respect to any tax positions taken by the Fund, (iii) the Administrator shall have no liability either for any error or omission of any other servicer provider (including any accounting firm or tax adviser) to the Fund or for any failure to discover any such error or omission, (iv) the Fund shall be responsible for all filings, tax returns and reports on all Tax Positions and for the payment of all taxes and similar items (including without limitation penalties and interest related thereto) and (v) in the event of any error or omission in the performance of a Service the Fund’s sole and exclusive remedy and the Administrator’s sole liability shall be limited to re-performance of the applicable Service and the preparation and delivery to the Fund of a corrected report enumerated in Section 15(a)(vii) above (if necessary), such re-performance, preparation and delivery to be provided at no additional service charge to the Fund.

(e)                                  IRS CIRCULAR 230 DISCLOSURE:

To ensure compliance with requirements imposed by the Internal Revenue Service,

the Administrator informs the Fund that any U.S. tax advice contained in any communication from the Administrator to the Fund (including any future communications) is not intended or written to be used, and cannot be used, for the purpose of (i) avoiding penalties under the Internal Revenue Code or (ii) promoting, marketing or recommending to another party any transaction or matter addressed herein or therein.”

16.                               Duration and Termination.

(a)                                  This Agreement shall be effective on the date first written above and unless terminated pursuant to its terms shall continue for a period of two (2) years (the “Initial Term”).

(b)                                 Upon the expiration of the Initial Term, this Agreement shall automatically renew for successive terms of one (1) year (“Renewal Terms”) each, unless the Fund or the Administrator provides written notice to the other of its intent not to renew.  Such notice must be received not less than ninety (90) days prior to the expiration of the Initial Term or the then current Renewal Term.

(c)                                  In the event of termination, all expenses associated with movement of records and materials and conversion thereof to a successor service provider will be borne by the Fund and paid to the Administrator prior to any such conversion.

(d)                                 If a party hereto is guilty of a material failure to perform its duties and obligations hereunder (a “Defaulting Party”) the other party (the “Non-Defaulting Party”) may give written notice thereof to the Defaulting Party, and if such material failure shall not have been remedied within thirty (30) days after such written notice is given of such material failure, then the Non-Defaulting Party may terminate this Agreement by giving thirty (30) days written notice of such termination to the Defaulting Party. In all cases, termination by the Non-Defaulting Party shall not constitute a waiver by the Non-Defaulting Party of any other rights it might have under this Agreement or otherwise against the Defaulting Party.

(e)                                  Notwithstanding anything contained in this Agreement to the contrary (other than as contained in Section 16(f) below), if in connection with a Change in Control (for purposes of this Section 16(e) “Change of Control” is defined to mean a merger, consolidation, adoption, acquisition, change in control, re-structuring, or re-organization of or any other similar occurrence involving the Fund or any affiliate of the Fund) the Fund gives notice to the Administrator terminating it as the provider of any of the services hereunder or if the Fund otherwise terminates this Agreement before the expiration of the then-current Initial or Renewal Term (“Early Termination”): (i) the Administrator shall, if requested by the Fund, make a good faith effort to facilitate a conversion to the Fund’s successor service provider, provided that the Administrator does not guarantee that it will be able to effect a conversion on the date(s) requested by the Fund and before the effective date of the Early Termination, the Fund shall pay to the Administrator an amount equal to all fees and other amounts (“Early Termination Fee”) calculated as if the Administrator were to provide all services hereunder until the expiration of the then-current Initial or Renewal Term. The Early Termination Fee shall be calculated using the average of the monthly fees and other amounts due to the Administrator under this Agreement during the last three calendar months before the date of the notice of Early Termination (or if not given the date it should have been given). The Fund expressly acknowledges and agrees that the Early Termination Fee is not a penalty but reasonable compensation to the Administrator for the termination of services before the expiration of the then-current Initial or Renewal Term. If the Fund gives notice of Early Termination after expiration of the specified notice period to terminate this Agreement in the ordinary course at the end of the then-current Initial or Renewal Term, the references above to “expiration of the then-current Initial or Renewal Term” shall be deemed to mean “expiration of the Renewal Term immediately following the then-current Initial or Renewal Term.” If any of the Fund’s assets serviced by the Administrator under this Agreement are removed from the coverage of this Agreement (“Removed Assets”) and are subsequently serviced by another service provider (including the Fund or any affiliate of the Fund): (i) the Fund will be deemed to have caused an Early Termination with respect to such Removed Assets as of the day immediately preceding the first such removal of assets and (ii) at, the Administrator’s option, either (1) the Fund will also be deemed to have caused an Early Termination with respect to all non-Removed Assets as of a date selected by the Administrator or (2) this Agreement will remain in full force and effect with respect to all non-Removed Assets.

(f)                                    In the event that this Agreement is terminated in accordance with the provisions of Section 16(d) above, Section 16(e) above shall be treated as if it was not a part of this Agreement (provided that the removal of assets as referenced in the preamble to the last sentence of such Section 16(e) shall not be permitted prior to the termination date of this Agreement).

17.                               Notices. Notices shall be addressed (a) if to the Administrator, at 301 Bellevue Parkway, Wilmington, Delaware 19809, Attention: President (or such other address as the Administrator may inform the Fund in writing); (b) if to the Fund, at 7100 E. Belleview Ave., Suite 306, Greenwood Village, Colorado 80111-1632, Attention: Chief Executive Officer (or such other address as the Fund may inform the Administrator in writing) or (c) if to neither of the foregoing, at such other address as shall have been given by like notice to the sender of any such notice or other communication by the other party.  If notice is sent by confirming telegram, cable, telex or facsimile sending device, it shall be deemed to have been given immediately.  If notice is sent by first-class mail, it shall be deemed to have been given three days after it has been mailed.  If notice is sent by messenger, it shall be deemed to have been given on the day it is delivered.

18.                               Amendments.  This Agreement, or any term thereof, may be changed or waived only by written amendment, signed by the party against whom enforcement of such change or waiver is sought.

19.                               Assignment; Delegation.  The Administrator may assign its rights and delegate its duties hereunder to any affiliate of the Administrator; provided, that the Administrator gives the Fund at least thirty (30) days prior written notice of such assignment or delegation.

20.                               Counterparts.  This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

21.                               Further Actions.  Each party agrees to perform such further acts and execute such further documents as are necessary to effectuate the purposes hereof.

22.                               Miscellaneous.

(a)                                  Notwithstanding anything in this Agreement to the contrary, the Fund agrees not to make any modifications to its registration statement or adopt any policies which would affect materially the obligations or responsibilities of the Administrator hereunder without the prior written approval of the Administrator, which approval shall not be unreasonably withheld or delayed. The scope of services to be provided by the Administrator under this Agreement shall not be increased as a result of new or revised regulatory or other requirements that may become applicable with respect to the Fund, unless the parties hereto expressly agree in writing to any such increase.

(b)                                 Notwithstanding anything in this Agreement to the contrary, the Administrator agrees not to adopt any policies which would materially affect the obligations or responsibilities of the Fund hereunder without providing prior written notice to the Fund and the opportunity for the Fund to terminate this Agreement without penalty on sixty (60) days prior written notice.

(c)                                  The Administrator may subcontract performance of certain of its obligations hereunder to a third party provided that: (i) the Administrator gives the Fund thirty (30) days prior written notice of its intent to subcontract; provided, however, that in no event shall the Administrator be required to provide the Fund thirty (30) days prior written notice of its intent to subcontract services related to financial statement preparation, duplication/copy or print mail services, as may be applicable; (ii) the subcontractor agrees to comply with the relevant provisions of the Securities Laws and all other applicable laws, rules and regulations; (iii) such subcontracting arrangement does not materially impair the Fund’s receipt of services under this Agreement; and (iv) the Administrator remains principally responsible to the Fund for the acts or omissions of such subcontractors.  In the event that any such proposed subcontractor is unacceptable to the Fund in its reasonable discretion, the Fund may terminate this Agreement without penalty on sixty (60) days prior written notice.

(d)                                 Except as expressly provided in this Agreement, the Administrator hereby disclaims all representations and warranties, express or implied, made to the Fund or any other person, including, without limitation, any warranties regarding quality, suitability, merchantability, fitness for a particular purpose or otherwise (irrespective of any course of dealing, custom or usage of trade), of any services or any goods provided incidental to services provided under this Agreement.  The Administrator disclaims any warranty of title or non-infringement except as otherwise set forth in this Agreement.

(e)                                  This Agreement embodies the entire agreement and understanding between the parties and supersedes all prior agreements and understandings relating to the subject matter hereof, provided that the parties may embody in one or more separate documents their agreement, if any, with respect to delegated duties.  The captions in this Agreement are included for convenience of reference only and in no way define or delimit any of the provisions hereof or otherwise affect their construction or effect. Notwithstanding any provision hereof, the services of the Administrator are not, nor shall they be construed as constituting, legal advice or the provision of legal services for or on behalf of the Fund or any other person. Neither this Agreement nor the provision of services under this Agreement establishes or is intended to establish an attorney-client relationship between the Fund and the Administrator.

(f)                                    Each party to this Agreement will provide such information and documentation as the other party may reasonably request in connection with services provided by the Administrator to the Fund.

(g)                                 This Agreement shall be deemed to be a contract made in Delaware and governed by Delaware law, without regard to principles of conflicts of law.

(h)                                 If any provision of this Agreement shall be held or made invalid by a court decision, statute, rule or otherwise, the remainder of this Agreement shall not be affected thereby.  This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns. Except as may be explicitly stated in this Agreement, (i) this Agreement is not for the benefit of any other person or entity and (ii) there shall be no third party beneficiaries hereof.

(i)                                     The facsimile signature of any party to this Agreement shall constitute the valid and binding execution hereof by such party.

(j)                                     To help the U.S. government fight the funding of terrorism and money laundering activities, U.S. Federal law requires each financial institution to obtain, verify, and record certain information that identifies each person who initially opens an account with that financial institution on or after October 1, 2003. Certain of the Administrator’s affiliates are financial institutions, and the Administrator may, as a matter of policy, request (or may have already requested) the Fund’s name, address and taxpayer identification number or other government-issued identification number, and, if such party is a natural person, that party’s date of birth. The Administrator may also ask (and may have already asked) for additional identifying information, and the Administrator may take steps (and may have already taken steps) to verify the authenticity and accuracy of these data elements.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the day and year first above written.

BNY MELLON INVESTMENT
SERVICING (US) INC.

By:	/s/ Jay F. Nusblatt
Name:	Jay F. Nusblatt
Title:	Executive Vice President

VERSUS CAPITAL MULTI-MANAGER REAL ESTATE INCOME FUND LLC

By:	/s/ Mark D. Quam
Name:	Mark D. Quam
Title:	Chief Executive Officer

EXHIBIT A

THIS EXHIBIT A, dated as of August 19, 2011 is Exhibit A to that certain Administration and Accounting Services Agreement dated as of August 19, 2011 between BNY Mellon Investment Servicing (US) Inc. and Versus Capital Multi-Manager Real Estate Income Fund LLC.

Portfolios

[None]

APPENDIX A

Definitions

As used in this Agreement:

(a)                                  “1933 Act” means the Securities Act of 1933, as amended.

(b)                                 “1934 Act” means the Securities Exchange Act of 1934, as amended.

(c)                                  “Authorized Person” means any officer of the Fund and any other person duly authorized by the Fund’s Board of Directors or Trustees to give Oral Instructions or Written Instructions on behalf of the Fund.  An Authorized Person’s scope of authority may be limited by setting forth such limitation in a written document signed by both parties hereto.

(d)                                 “Oral Instructions” mean oral instructions received by the Administrator from an Authorized Person or from a person reasonably believed by the Administrator to be an Authorized Person.  The Administrator may, in its sole discretion in each separate instance, consider and rely upon instructions it receives from an Authorized Person via electronic mail as Oral Instructions.

(e)                                  “SEC” means the Securities and Exchange Commission.

(f)                                    “Securities Laws” means the 1933 Act, the 1934 Act and the 1940 Act.

(g)                                 “Shares” means the shares of beneficial interest of any series or class of the Fund.

(h)                                 “Written Instructions” mean (i) written instructions signed by an Authorized Person (or a person reasonably believed by the Administrator to be an Authorized Person) and received by the Administrator or (ii) trade instructions transmitted (and received by the Administrator) by means of an electronic transaction reporting system access to which requires use of a password or other authorized identifier.  The instructions may be delivered electronically (with respect to sub-item (ii) above) or by hand, mail, tested telegram, cable, telex or facsimile sending device.

APPENDIX B

Data Repository and Analytics Suite

1.              BNY Mellon Services. BNY Mellon will:

(a)                                  Provide Internet access to BNY Mellon’s data repository and analytics suite at https://esp01.bnymellon.com/LaunchPad/dflt/OrgLogin.do or other site operated by BNY Mellon (the “Site”) for Fund portfolio data otherwise supplied by BNY Mellon to Fund service providers via other electronic and manual methods.  Types of information to be provided on the Site include: (i) data relating to portfolio securities (other than Compliance Reporting Services, as defined below), (ii) general ledger balances and (iii) net asset value-related data, including NAV and net asset, distribution and yield detail (collectively, the “Accounting Services”).  Types of information to be provided on the Site also include: data relating to portfolio securities relative to certain provisions of the Internal Revenue Code, securities laws or the Fund’s offering documents (collectively, the “Compliance Reporting Services”)(the Accounting Services and the Compliance Reporting Services are together referred to in this Appendix B as the “Services”).  The parties hereby agree that the Compliance Reporting Services are back-end reports only and that BNY Mellon (i) makes no representation or warranty about the accuracy of the Compliance Reporting Services, or how complete such information is, at any time and (ii) shall have no liability whatsoever with respect to the accuracy or inaccuracy or complete or incomplete nature of the Compliance Reporting Services or reliance thereon by any party.

(b)                                 Supply each of the Authorized Persons set forth in writing by the Fund and provided on a timely basis to the Administrator, as amended from time to time in the same manner (the “Users”), with a logon ID and Password;

(c)                                  Provide to Users access to the information listed in (a) above using standard inquiry tools and reports.  With respect to the Accounting Services, Users will be able to modify standard inquiries to develop user-defined inquiry tools; however, BNY Mellon will review computer costs for running user-defined inquiries and may assess surcharges for those requiring excessive hardware resources.  In addition, costs for developing custom reports or enhancements are not included in the fees set forth below and will be billed separately to the Fund.

(d)                                 Utilize a form of encryption that is generally available to the public in the U.S. for standard Internet browsers and establish, monitor and verify firewalls and other security features (commercially reasonable for this type of information and these types of users) and exercise commercially reasonable efforts to attempt to maintain the security and integrity of the Site; and

(e)                                  Monitor the telephone lines involved in providing the Services and inform the Fund promptly of any malfunctions or service interruptions.

2.              Duties of the Fund and the Users. The Fund and the Users (to the extent applicable) will:

(a)                                  Provide and maintain a web browser supporting Secure Sockets Layer 128-bit encryption; and

(b)                                 Keep logon IDs and passwords confidential and notify BNY Mellon immediately in the event that a logon ID or password is lost, stolen or if you have reason to believe that the logon ID and password are being used by an unauthorized person.

(c)                                  The Fund and the Users acknowledge that certain information on the Site may be protected by copyrights, trademarks, service marks and/or other intellectual property rights, and as such, agree that the Site and all information on the Site is for the sole and exclusive use of the Fund and the Users. Certain information on the Site is supplied to BNY Mellon pursuant to third party licensing agreements which restrict the use of such information and protect the proprietary rights of the appropriate licensor (“Licensor”) with respect to such information.  Therefore, the Fund and the Users further agree not to disclose, disseminate, reproduce, redistribute or republish information on the Site in any way without the express written permission of BNY Mellon and the Licensor. (Licensor permission to be obtained by BNY Mellon prior to BNY Mellon providing its permission.)

3.              Standard of Care; Limitations of Liability

(a)                                  Notwithstanding anything to the contrary contained in this Appendix or any other part of the Agreement, BNY Mellon shall be liable for direct damages incurred by the Fund which arise out of BNY Mellon’s failure to perform its duties and obligations described in this Appendix only to the extent such damages constitute willful misfeasance, bad faith, gross negligence or reckless disregard.

(b)                                 The Fund acknowledges that the Internet is an “open,” publicly accessible network and not under the control of any party. BNY Mellon’s provision of Services is dependent upon the proper functioning of the Internet and services provided by telecommunications carriers, firewall providers, encryption system developers and others.  The Fund agrees that BNY Mellon shall not be liable in any respect for the actions or omissions of any third party wrongdoers (i.e., hackers not employed by such party or its affiliates) or of any third parties involved in the Services and shall not be liable in any respect for the selection of any such third party, unless that selection constitutes a breach of BNY Mellon’s standard of care above.

(c)                                  Without limiting the generality of the foregoing or any other provisions of this Appendix or the Agreement, BNY Mellon shall not be liable for delays or failures to perform any of the Services or errors or loss of data occurring by reason of circumstances beyond such party’s control, including acts of civil or military authority, national emergencies, labor difficulties, fire, flood, catastrophe, acts of God, insurrections, war, riots or failure of the mails, transportation, communication or power supply, functions or malfunctions of the Internet or telecommunications services, firewalls, encryption systems or security devices caused by any of the above, or laws or regulations imposed after the date of this Appendix.

4.              Fees for the Data Repository and Analytics Suite.

(a)                                  As compensation for services rendered by BNY Mellon pursuant to this Appendix, the Fund will pay to BNY Mellon the fees as agreed to by the Fund and BNY Mellon in that certain fee letter dated August 19, 2011, as may be amended from time to time.

(b)                                 The undersigned hereby represents and warrants to BNY Mellon that (i) the terms of this Appendix, (ii) the fees and expenses associated with this Appendix, and (iii) any benefits accruing to BNY Mellon or to the adviser or sponsor to the Fund in connection with this Appendix, including but not limited to any fee waivers, conversion cost reimbursements, up front payments, signing payments or periodic payments made or to be made by BNY Mellon to such adviser or sponsor or any affiliate of the Fund relating to this Appendix have been fully disclosed to the Board of Directors or Trustees of the Fund and that, if required by applicable law, such Board of Directors or Trustees has approved or will approve the terms of this Appendix, any such fees and expenses, and any such benefits.

5.              Duration, Termination and Changes to Terms.

(a)                                  Changes to the terms of this Appendix and related fees will be effective upon the mutual agreement of the parties hereto.  BNY Mellon shall have the right at any time to provide notice of changes to the Site and such changes will become effective after sixty (60) days from the date BNY Mellon notifies the Fund of such changes, unless the Fund terminates this Appendix pursuant hereto or the parties agree otherwise at such time.

(b)                                 Either party may terminate this Appendix and the Services hereunder upon sixty (60) days’ prior written notice to the other.  Any outstanding fees must be paid before this Appendix terminates, unless BNY Mellon waives such requirement.

6.              Miscellaneous.  In the event of a conflict between specific terms of this Appendix and the balance of the Agreement, this Appendix shall control as to the Services.